Allison James, CEO

Welltek Incorporated

485c US Highway 1 South, Suite 350 #1020

Iselin, New Jersey 08830

allison@kiaqo.com

March 7, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: WellTek Incorporated

Offering Statement on Form 1-A

Post-qualification Amendment No. 1

Filed March 3, 2023

File No. 024-12143

To Whom It May Concern:

On behalf of Welltek Incorporated (the “Company”), I hereby request qualification of the above-referenced offering statement at 12 p.m., Eastern Time, on March 8, 2023, or as soon thereafter as is practicable.

In making this request, the Company acknowledges that:

·	Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;
·	The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and
·	The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Allison James

Allison James

Chief Executive Officer

Welltek Incorporated